Exhibit 4.8

WaveTech GmbH

Wandeldarlehensvertrag / Convertible Loan Agreement

Seite 1 von 11 / Page 1 of 11

Wandeldarlehensvertrag / Convertible Loan Agreement

zwischen	between

WaveTech GmbH, mit Sitz: Egermannstraße 1, 53359 Rheinbach, diese vertreten durch den einzelvertretungsberechtigten Geschäftsführer Dag Arild Valand („WaveTech GmbH“)

und	and

Name Address City („Investor”)

betreffend
Investition/Privatplatzierung
in WaveTech GmbH

Präambel:

WaveTech GmbH strebt den Ausbau ihrer Geschäftstätigkeit an. Zur Finanzierung plant die WaveTech GmbH Wandeldarlehens-verträge mit gleichen Bedingungen abzuschließen.

Der Investor beabsichtigt, der WaveTech GmbH ein Darlehen zu gewähren.

Dies vorausgeschickt, vereinbaren die Vertragsparteien was folgt:

concerning

investment/private placement

into WaveTech GmbH

Preamble:

WaveTech GmbH aims to expand its business activities. For the financing WaveTech GmbH is planning to conclude convertible loan agreements with the same terms and.

The Investor intends to grant WaveTech GmbH a loan.

In light of the above, the parties hereby agree on the following:

1. Darlehensgewährung, Zweckbestimmung

1.1 Der Investor gewährt der WaveTech GmbH hiermit ein Darlehen in Höhe von EUR [■ Betrag] („Darlehen“) zum Ausbau der Geschäftstätigkeit.

1.2 Der Investor ist verpflichtet, das Darlehen innerhalb von fünf (5) Kalendertagen nach Abschluss dieses Vertrages auf folgendes Bankkonto der WaveTech GmbH einzuzahlen:

Bank:      Deutsche Bank, Bonn

IBAN:     [____]

1. Granting and Intended Use of Loan

1.1 The Investor grants a loan in the amount of EUR [■amount] to WaveTech GmbH (the “Loan”) to expand its business activities.

1.2 The Loan is payable to the bank account of WaveTech GmbH within five (5) calendar days after closing this Agreement:

Bank:      Deutsche Bank, Bonn

IBAN:     [____]

2. Verzinsung

2.1 Das Darlehen wird ab dem Tag der Ausreichung (Eingang auf dem Bankkonto der WaveTech GmbH) mit einem Jahreszinssatz von [4]% verzinst („Zinsen“). Die Zinsen berechnen sich pro rata temporis, wobei ein Jahr mit genauen Tagen (tatsächliche Tage/360) zugrunde gelegt wird.

2.2 Die Zinsen werden

(i)   für den Fall, dass die Wandlung nicht vor Ablauf der Festlaufzeit gemäß Ziffer 4. vollzogen wurde, bis zur Beendigung dieses Vertrages berechnet oder

(ii) für den Fall, dass die Wandlung gemäß Ziffer 4. vor Ablauf der Festlaufzeit vollzogen wurde, bis zum Tag der Wandlungserklärung berechnet.

Die Zinsen sind gemäß Ziffer 3.2 zur Zahlung fällig.

2.3 Fällt die Beendigung dieses Vertrages auf einen Tag, der kein Bankarbeitstag in Nordrhein-Westfalen ist, gilt der nächstfolgende Bankarbeitstag für sämtliche Zwecke dieses Vertrages als Datum der Beendigung.

3. Laufzeit, Kündigung

3.1 Sofern nachfolgend nichts anderes bestimmt ist, hat dieser Vertrag eine Festlaufzeit bis zum 31. Dezember 2023 („Festlaufzeit“).

Für den Fall, dass die Wandlung gemäß Ziffer 4. vor dem Ablauf der Festlaufzeit vollzogen wird, endet dieser Vertrag automatisch zum Zeitpunkt der wirksamen Wandlung gemäß Ziffer 4.

3.2 Bei Beendigung dieses Vertrages, ohne dass eine Wandlung gemäß Ziffer 4. vollzogen wurde, hat der Investor vorbehaltlich Ziffer 6. einen Anspruch auf Rückzahlung des Darlehens nebst Zinsen.

Der Rückzahlungsanspruch bzgl. Darlehen und Zinsen ist vorbehaltlich Ziffer 6. 30 Tage nach Beendigung dieses Vertrages zur Zahlung fällig.

2. Interest

2.1 The Loan shall bear [4]% interest (annual interest rate) starting from the date of its award (receipt of payment in the bank account of WaveTech GmbH) (“Interest”). The Interest shall be calculated on a pro rata temporis basis taking into account the exact number of days (actual number of days/360).

2.2 Interest shall be calculated

(i)   in the event that the conversion has not been completed before the expiry of the Fixed Term pursuant to section 4. until the termination of this Agreement,

or

(ii) in the event that the conversion pursuant to section 4. has been completed before the end of the Fixed Term, until the day of the conversion declaration.

Interest shall be due for payment in accordance with section 3.2.

2.3 If the date of the termination is not a banking day in North Rhine-Westphalia (Germany), the termination of all aspects pertaining to this Agreement shall be effective on the following banking day.

3. Agreement Term, Cancellation

3.1 Provided nothing to the contrary is specified below this This Agreement has a fixed term until 31 December 2023 (“Fixed Term”).

In the event that the conversion is carried out pursuant to section 4. before the end of the Fixed Term, this Contract shall automatically terminate at the time of the effective conversion pursuant to section 4.

3.2 In the event of termination of this Agreement without a conversion being carried out in accordance with section 4., the Investor shall, subject to section 6., be entitled to repayment of the Loan plus Interest.

Subject to section 6, the repayment claim in respect of the Loan and Interest is due for payment 30 days after termination of this Agreement.

Mit wirksamem Vollzug der Wandlung inkl. Abtretung der Darlehensforderung nebst Zinsen an die WaveTech GmbH bzw. an die Zielgesellschaft (jeweils auch „Zessionar“) gemäß Ziffer 4. geht der Rückzahlungsanspruch bzgl. Darlehen und Zahlungsanspruch bzgl. Zinsen, soweit dieser abgetreten wurde, auf den Zessionar über.

Der Rückzahlungsanspruch des Zessionars bzgl. Darlehen und der Zahlungsanspruch bzgl. Zinsen ist vorbehaltlich Ziffer 6. und soweit zwischen Zessionar und WaveTech GmbH keine abweichenden Vereinbarungen getroffen werden, unverzüglich nach wirksamem Vollzug der Wandlung zur Zahlung fällig.

3.3 Das Recht zur außerordentlichen Kündigung aus wichtigem Grund bleibt unberührt. Ein wichtiger Grund liegt insbesondere vor bei:

3.3.1 Antrag auf Eröffnung eines Insolvenzverfahrens über das Vermögen der WaveTech GmbH oder Ablehnung mangels Masse;

3.3.2 Beschluss der Liquidation der WaveTech GmbH oder Erhebung der Auflösungsklage.

4. Wandlung

4.1 Der Investor ist verpflichtet, das Darlehen nebst bis zum Zeitpunkt der Wandlungserklärung aufgelaufener Zinsen nach Wahl der WaveTech GmbH

(a) in Geschäftsanteile an der WaveTech GmbH oder

(b) in Anteile an einem der mit der WaveTech GmbH verbundenen Unternehmen (jeweils „Zielgesellschaft“) umzuwandeln.

Die Wandlungserklärung ist in einem von der WaveTech GmbH bzw. von der Zielgesellschaft zur Verfügung gestellten Formular bis spätestens zum 30. November 2023 in der entsprechenden, gesetzlich erforderlichen Form abzugeben. Der Investor kann das entsprechende Formular bei der WaveTech GmbH anfordern.

Upon effective execution of the conversion, including assignment of the Loan claim together with Interest to WaveTech GmbH respectively the Target Company (in each case also “Assignee”) pursuant to section 4, the repayment claim with regard to the Loan and claim for payment with regard to Interest, insofar as this has been assigned, shall pass to the Assignee.

The Assignee's repayment claim with regard to Loan and the claim for payment with regard to Interest shall be due for payment immediately after effective execution of the conversion, subject to section 6. and unless otherwise agreed between the Assignee and WaveTech GmbH.

3.3 This is without prejudice to the right to terminate the Agreement without notice for serious reasons. Serious reasons include in particular:

3.3.1 Application for the opening of insolvency proceedings against assets of WaveTech GmbH or its rejection due to insufficiency of assets;

3.3.2 Resolution to liquidate WaveTech GmbH or an action for dissolution.

4. Conversion

4.1 The Investor is obliged to convert the Loan, together with Interest accrued up to the date of the conversion declaration, at the discretion of WaveTech GmbH

(a) into shares in Wave Tech GmbH or

(b) in shares in one of the companies affiliated with WaveTech GmbH (each the “Target Company”).

The declaration of conversion must be submitted on a form provided by WaveTech GmbH respectively by the Target Company in the form required by applicable law by 30 November 2023 at the latest. The Investor may request the relevant form from WaveTech GmbH.

4.2 Die Wandlung steht unter der aufschiebenden Bedingung, dass die Voraussetzungen für eine wirksame Wandlung bis spätestens 31. Dezember 2023 geschaffen wurden, insbesondere - soweit erforderlich - die Gesellschafterversammlung der WaveTech GmbH bzw. die zuständigen Gremien der Zielgesellschaft den Bedingungen für eine wirksame Wandlung zugestimmt, insbesondere eine Kapitalerhöhung und die Ausgabe neuer Gesellschaftsanteile, beschlossen haben.

4.3 Für den Fall, dass spätestens am 31. Dezember 2023 die Bedingungen gemäß Ziffer 4.1 und 4.2 erfüllt sind, wird das Darlehen nebst Zinsen in der nächsten Finanzierungsrunde in Anteile an der WaveTech GmbH oder an der Zielgesellschaft umgewandelt. Der Wert der ausgegebenen Anteile bemisst sich auf Grundlage der Bewertung der WaveTech Gruppe (WaveTech GmbH und mit WaveTech GmbH verbundene Unternehmen) in der nächsten Finanzierungsrunds. Der Investor erhält einen Rabatt von [20]% der auf den Anteilswert gewährt wird.

Zur ggf. notwendigen Währungsumrechnung wird der Wechselkurs zum Zeitpunkt der Abtretung des Darlehensrückzahlungs-anspruchs an den Zessionar zugrunde gelegt.

4.4 Die Vertragspartner sind sich bewusst, dass die Wandlung eine Werthaltigkeits-bescheinigung erfordern kann, welche durch einen Sachverständigen ausgestellt werden muss. Die WaveTech GmbH wird diese Bescheinigung für sich selbst und ggf. für die Zielgesellschaft auf eigene Kosten einholen.

4.5 Die Gewährung neuer Geschäftsanteile erfolgt jeweils gegen Sacheinlage (Abtretung der Darlehensforderung nebst Zinsen des Investors) zu deren jeweiligem Nennwert.

4.2 The conversion is subject to the condition precedent that the requirements for the conversion will have been met by 31 December 2023 at the latest, i.e. – where required - the shareholder meeting of WaveTech GmbH respectively the responsible boards of the Target Company have agreed to the terms of effective conversion, especially the capital increase as well as the issuing of additional company shares.

4.3 If at the latest on 31 December 2023 the conditions set out in section 4.1 and 4.2 are met the Loan including Interest will be converted to shares in WaveTech GmbH or in the Target Company in the next financing round. The value of the issued shares is determined based on a valuation of the WaveTech Group (WaveTech GmbH and companies affiliated with WaveTech GmbH) of the next financing round. The Investor receives a discount of [20]% to the value of the granted shares.

The exchange rate at the time of the assignment of the Loan repayment claim to the Assignee is used for any necessary currency conversion.

4.4 The Agreement partners are aware that the conversion may require a valuation certificate prepared by an expert. The costs of the valuation certificate for WaveTech GmbH and, as necessary, for the Target Company will be covered by WaveTech GmbH.

4.5 New shares shall be granted against contributions in kind (assignment of Loan receivables including Interest, by the Investor) at par value.

4.6 Anstelle des Rechts auf Rückzahlung des Darlehens und Zahlung der Zinsen ist der Investor an der WaveTech GmbH bzw. an der Zielgesellschaft mit einer Einlage gemäß Ziffer 4.3 beteiligt.

5. Sicherung

Die Darlehensgewährung erfolgt ohne Gewährung von Sicherheiten.

6. Qualifizierter Rangrücktritt

6.1 Ist das Darlehen auf dem Konto der WaveTech GmbH eingegangen, ist die Rückzahlung des Darlehens sowie die Zahlung der Zinsen und eventueller weiterer Nebenforderungen solange und soweit ausgeschlossen, wie zum Zeitpunkt der Fälligkeit aller Darlehen aus diesem Angebot sowie der Zinsen und eventueller weiterer Nebenforderungen

a) im Falle der Liquidation oder der Insolvenz der WaveTech GmbH die Ansprüche von sämtlichen gegenwärtigen und künftigen vorrangigen Gläubigern (z.B. finanzierende Banken, die öffentliche Hand) aus dem Vermögen des WaveTech GmbH noch nicht erfüllt worden sind, oder

b) die Insolvenz der WaveTech GmbH durch die Erfüllung der Ansprüche des Investors und aller anderen gleichrangigen Darlehensgeber aus dem Darlehen herbeigeführt wird. Diese Voraussetzung ist gegeben, wenn die Leistungen auf alle Darlehen aus diesem Angebot eine rechtliche Zahlungsunfähigkeit, drohende Zahlungsunfähigkeit oder eine Überschuldung des WaveTech GmbH im Sinne der §§ 17 bis 19 der Insolvenzordnung (InsO) auslösen.

4.6 The Investor will receive shares in WaveTech GmbH respectively in the Target Company, as detailed in sections 4.3, in place of his right of Loan repayment and payment of Interest.

5. Collaterals

No collateral is provided for the Loan.

6. Qualified Subordination

6.1 Once the Loan has been credited to the account of WaveTech GmbH, the repayment of the Loan as well as the payment of Interest and any other additional claims shall be excluded as long as and to the extent that, at the time of the maturity of all loans from this offer as well as interest and any other additional claims

a) in the event of liquidation or insolvency of WaveTech GmbH, the claims of all current and future prior ranking creditors (e.g. financing banks, the public sector) from the assets of WaveTech GmbH have not yet been satisfied, or

b) the insolvency of WaveTech GmbH is brought about by the satisfaction of the claims of the Investor and all other equally ranking lenders under the loan. This condition is met if the performance on all loans from this offer results in legal insolvency, impending insolvency or over-indebtedness of WaveTech GmbH within the meaning of paragraph 17 to 19 of the German Insolvency Code (InsO).

Der Investor verpflichtet sich folglich nach lit. a) sowohl im Liquidationsverfahren wie auch im Insolvenzverfahren Befriedigung erst zu verlangen, wenn die Forderungen sämtlicher vorrangiger Gläubiger befriedigt sind. Das bedeutet somit, dass der Investor mit seinen Ansprüchen auf Rückzahlung des Darlehens und auf Zahlung der Zinsen sowohl im Liquidations- wie auch im Insolvenzverfahren im Rang hinter die in § 39 Abs. 1 Nr. 1 bis 5 InsO bezeichneten Forderungen anderer Gläubiger der WaveTech GmbH (somit Zinsforderungen und Säumniszuschläge, Insolvenzverfahrenskosten, Geldsanktionen, Forderungen auf eine unentgeltliche Leistung und Forderungen auf Rückgewähr eines Gesellschafterdarlehen sowie Forderungen aus Rechtshandlungen, die einem solchen Gesellschafterdarlehen wirtschaftlich entsprechen) tritt. Der Investor kann bzw. wird somit erst nach sämtlichen Gläubigern des WaveTech GmbH befriedigt werden.

Auch vor Eröffnung eines Insolvenzverfahrens verpflichtet sich der Investor nach lit. b), seine Ansprüche nicht geltend zu machen, wenn durch die Geltendmachung bei der WaveTech GmbH ein o.g. Insolvenzgrund (rechtliche Zahlungsunfähigkeit, drohende Zahlungsun-fähigkeit oder eine Überschuldung) herbeigeführt wird (sog. zeitlich unbegrenzte vorinsolvenzliche Durchsetzungssperre). Der Investor ist sich darüber bewusst, dass hierdurch sämtliche Ansprüche aus dem Darlehen (inkl. Zinsen) bereits außerhalb des Insolvenzverfahrens für unbeschränkte Dauer nicht mehr durchsetzbar sein können.

Zahlungsunfähigkeit liegt gemäß § 17 Abs. 2 InsO vor, wenn der Schuldner (WaveTech GmbH) nicht in der Lage ist, seine fälligen Zahlungspflichten zu erfüllen. Zahlungsunfähigkeit wird daher durch eine Gegenüberstellung von Zahlungsmitteln und Zahlungsverpflichtungen ermittelt. Laut dem Bundesgerichtshof (BGH, Urteil vom 19.12.2017 – II ZR 88/1) liegt Zahlungsunfähigkeit vor, wenn der Schuldner nicht in der Lage ist, sich innerhalb von drei Wochen die zur Begleichung der fälligen Forderungen benötigten finanziellen Mittel zu beschaffen und die Liquiditätslücke auf unter 10 Prozent zurückzuführen. Um festzustellen, ob Zahlungsunfähigkeit vorliegt, wird eine Liquiditätsbilanz zu einem bestimmten Stichtag erstellt. In die zur Feststellung der Zahlungsunfähigkeit aufzustellende Liquiditätsbilanz sind auf der Aktivseite neben den verfügbaren Zahlungsmitteln die innerhalb von drei Wochen flüssig zu machenden Mittel einzubeziehen und zu den am Stichtag fälligen und eingeforderten Verbindlichkeiten sowie den innerhalb von drei Wochen fällig werdenden und eingeforderten Verbindlichkeiten in Beziehung zu setzen. Ergibt sich aus der Liquiditätsbilanz, dass die Liquiditätslücke 10 Prozent der gesamten fälligen Verbindlichkeiten oder mehr beträgt, liegt Zahlungsunfähigkeit im Sinne des § 17 InsO vor. Darüber hinaus kann die Zahlungsunfähigkeit widerlegbar vermutet werden, wenn aus dem Gesamtverhalten des Schuldners (WaveTech GmbH) für Außenstehende erkennbar ist, das dieser seine Zahlungen eingestellt hat (z. B. durch wiederholt nicht eingehaltene Zahlungszusagen, Pfändungen, Voll-streckungen).

Consequently, under a), the Investor undertakes, both in the liquidation procedure and in the insolvency procedure, to claim satisfaction only when the claims of all prior ranking creditors have been satisfied. This means that the Investor, with its claims to repayment of the Loan and payment of Interest in both the liquidation and the insolvency proceedings, will rank behind the claims of other creditors of WaveTech GmbH as specified in paragraph 39 clause (1) nos. 1 to 5 InsO (thus interest claims and default surcharges, insolvency proceedings costs, monetary sanctions, claims to a gratuitous payment and claims to the return of a shareholder loan as well as claims from legal acts which correspond economically to such a shareholder loan). The Investor can or will therefore only be satisfied after all creditors of WaveTech GmbH have been satisfied.

Even prior to the opening of insolvency proceedings, the Investor undertakes in accordance with b) not to assert its claims if the assertion of such claims results in the aforementioned reason for insolvency (legal insolvency, impending insolvency or over-indebtedness) at WaveTech GmbH (so-called pre-insolvency enforcement block for an unlimited period of time). The Investor is aware of the fact that as a result of this, all claims arising from the Loan (including Interest) may no longer be enforceable for an unlimited period of time even outside the insolvency proceedings.

Insolvency exists in accordance with paragraph 17, clause 2 InsO if the debtor (WaveTech GmbH) is not in a position to fulfil its due payment obligations. Insolvency is therefore determined by comparing cash and cash equivalents and payment obligations. According to the German Federal Supreme Court (BGH, judgement dated December 19, 2017 - II ZR 88/1), insolvency exists if the debtor is not able to obtain the financial resources required to settle the due receivables within three weeks and the liquidity gap is reduced to less than 10 percent. In order to determine whether insolvency exists, a liquidity balance sheet is drawn up as of a certain key date. The liquidity balance sheet to be drawn up to determine insolvency must include on the assets side, in addition to the available cash and cash equivalents, the funds to be made liquid within three weeks and must be related to the liabilities due and called in on the reporting date and the liabilities due and called in within three weeks. If the liquidity balance sheet shows that the liquidity gap amounts to 10 percent or more of the total liabilities due, there is insolvency within the meaning of paragraph 17 InsO. In addition, insolvency can be rebuttably presumed if the overall behaviour of the debtor (WaveTech GmbH) indicates to outsiders that the debtor has suspended payments (e.g. through repeated failure to meet payment commitments, seizures, executions).

Drohende Zahlungsunfähigkeit liegt gemäß § 18 Abs. 2 InsO vor, wenn der Schuldner (WaveTech GmbH) voraussichtlich nicht in der Lage sein wird, die bestehenden Zahlungspflichten im Zeitpunkt deren Fälligkeit zu erfüllen. Das ist der Fall, wenn der Schuldner (WaveTech GmbH) zu einem in der Zukunft liegenden Prognosezeitpunkt unfähig sein wird, die zu diesem Zeitpunkt bestehenden Zahlungspflichten zu begleichen. Die drohende Zahlungsunfähigkeit erfordert somit eine Prognose der künftigen Liquiditätslage. Die Feststellung erfolgt mit Hilfe eines Finanzplans (Liquiditätsplans). In diesem werden die erwarteten prognostizierten Ein- und Auszahlungen für einen gewissen Zeitraum abgebildet. Drohende Zahlungsunfähigkeit liegt dann vor, wenn der Eintritt der Zahlungsunfähigkeit wahrscheinlicher ist als deren Vermeidung. Die erforderliche Mindestwahrscheinlichkeit muss dabei über 50 % liegen. Die drohende Zahlungsunfähigkeit als Insolvenzgrund setzt einen Insolvenzantrag des Schuldners (WaveTech GmbH) voraus.

Überschuldung gemäß § 19 Abs. 2 InsO liegt vor, wenn das Vermögen des Schuldners (WaveTech GmbH) die bestehenden Verbindlichkeiten nicht mehr deckt, es sei denn, die Fortführung des Unternehmens ist nach den Umständen überwiegend wahrscheinlich. Ob das Vermögen die bestehenden Verbindlichkeiten deckt, wird mittels der Aufstellung eines Überschuldungsstatus festgestellt, in dem die Aktiva den Passiva jeweils bewertet zu Liquidationswerten gegenüber gestellt werden. Ergibt sich anhand des Überschuldungsstatus eine rechnerische Überschuldung, liegt der Insolvenzgrund der Überschuldung nur dann vor, wenn die Fortführung des Unternehmens nach den Umständen nicht überwiegend wahrscheinlich ist. Dies wird im Rahmen einer Fortführungsprognose ermittelt, die aus einer zukunftsorientierten Kostendeckungs-rechnung besteht, aus der sich ergibt, ob der (Schuldner) WaveTech GmbH im laufenden und folgenden Geschäftsjahr imstande ist, seine fälligen Verbindlichkeiten zu erfüllen. Deckt das Vermögen des Schuldners (WaveTech GmbH) die bestehenden Verbindlichkeiten nicht mehr und ist die Fortführung des Unternehmens nach den Umständen nicht überwiegend wahrscheinlich, liegt eine Überschuldung im Sinne der Insolvenzordnung vor.

Impending insolvency is deemed to exist in accordance with paragraph 18 clause 2 InsO if the debtor (WaveTech GmbH) is unlikely to be in a position to fulfil the existing payment obligations when they become due. This is the case if the debtor (WaveTech GmbH) is unlikely to be able to meet the existing payment obligations at a future forecast date. The impending insolvency therefore requires a forecast of the future liquidity situation. This is determined with the aid of a finance plan (liquidity plan). This plan shows the expected forecast incoming and outgoing payments for a certain period of time. Impending insolvency is deemed to exist if the occurrence of insolvency is more likely than its avoidance. The required minimum probability must be above 50%. Impending insolvency as a reason for insolvency requires an insolvency application by the debtor (WaveTech GmbH).

Over-indebtedness in accordance with paragraph 19 clause 2 InsO exists if the assets of the debtor (WaveTech GmbH) no longer cover the existing liabilities, unless the continuation of the company is predominantly probable under the circumstances. Whether the assets cover the existing liabilities is determined by drawing up an over-indebtedness status, in which the assets are compared with the liabilities, each valued at liquidation value. If the over-indebtedness status results in arithmetical over-indebtedness, the reason for insolvency is only given if the circumstances do not make it predominantly probable that the company will continue as a going concern. This is determined within the scope of a going concern forecast, which consists of a future-oriented cost-covering calculation that determines whether the (debtor) WaveTech GmbH is capable of meeting its due liabilities in the current and subsequent financial years. If the assets of the debtor (WaveTech GmbH) no longer cover the existing liabilities and the continuation of the company is not predominantly probable under the circumstances, the company is over-indebted within the meaning of the German Insolvency Code.

6.2 Im Fall der Nachrangigkeit gemäß Ziffer 6.1 dürfen die Zinsen und die Tilgung des Darlehens nur aus Einkünften, Liquiditätsüberschüssen und sonstigem die Verbindlichkeiten der WaveTech GmbH übersteigenden freien Vermögen des WaveTech GmbH geleistet werden.

6.3 Die Nachrangigkeit gemäß Ziffer 6.1 schließt die Aufrechnung sowohl mit Forderungen der WaveTech GmbH gegen Forderungen des Investors als auch mit Forderungen des Investors gegen Forderungen der WaveTech GmbH aus.

6.4 Erhält der Investor trotz der Nachrangigkeit gemäß Ziffer 6.1, auch im Wege der Aufrechnung gemäß Ziffer 6.3 eine Leistung aus dem Darlehen, hat er diese ungeachtet anderer Vereinbarungen der WaveTech GmbH zurückzugewähren.

6.5 Sämtliche nachrangigen Darlehen aus diesem Beteiligungsangebot sind im Verhältnis untereinander und auch im Verhältnis zu anderen nachrangigen Darlehen aus anderen Beteiligungsangeboten jeweils gleichrangig.

6.2 In the event of subordination in accordance with section 6.1 Interest and repayment of the Loan may only be paid from income, liquidity surpluses and other free assets of WaveTech GmbH that exceed the liabilities of WaveTech GmbH.

6.3 The subordination in accordance with section 6.1 excludes the possibility of offsetting claims of WaveTech GmbH against claims of the Investor as well as claims of the Investor against claims of WaveTech GmbH.

6.4 If the Investor receives a payment from the Loan despite the subordination in accordance with section 6.1, even by way of offsetting in accordance with section 6.3, it must return this payment to WaveTech GmbH, regardless of any other agreements.

6.5 All subordinated loans from this offer shall have equal ranking in relation to each other and also in relation to other subordinated loans from other offers.

7. Abtretbarkeit dieses Vertrages

Weder dieser Vertrag noch irgendein Recht, Rechtsmittel, oder eine sonstige Verpflichtung oder Verbindlichkeit, die sich aus diesem Vertrag ergibt, ist durch eine der Parteien ohne vorherige Zustimmung der jeweils anderen Parteien abtretbar. Vom Zustimmungsvorbehalt ausgenommen sind Abtretungen an die WaveTech GmbH und die Zielgesellschaft.

8. Mitteilungen

8.1 Sämtliche Mitteilungen oder Nachrichten aus oder im Zusammenhang mit diesem Vertrag haben schriftlich, per Telefax oder E-mail zu erfolgen.

8.2 Die Adresse, Faxnummer oder E-Mail-Adresse des Investors und der WaveTech GmbH für sämtliche Mitteilungen aus oder im Zusammenhang mit diesem Vertrag sind wie folgt:

Investor:

Adresse:

Fax:

E-Mail:

WaveTech GmbH:

Adresse: Egermannstraße 1, 53359 Rheinbach

Fax: +49 (0) 2226 8715 58

E-Mail: post@wavetech.de

9. Vollmacht

Zur Durchführung der Wandlung gemäß Ziffer 4. wird der Investor eine Vollmacht erteilen. Das Vollmachtsformular ist diesem Vertrag als Annex A beigefügt.

7. Assignability

Neither this Agreement nor any of the rights, legal remedies or liabilities arising from it are assignable to a third party without previous consent of the other party. Assignments to WaveTech GmbH and the Target Company are excluded from this consent.

8. Notifications

8.1 All notifications in connection with this Agreement must be made either in writing, by telefax or e-mail.

8.2 The following postal addresses, fax numbers and e-mail addresses of the Investor and WaveTech GmbH will be used for communication in connection with this Agreement:

Investor:

Address:

Fax:

E-mail:

WaveTech GmbH:

Address: Egermannstraße 1, 53359 Rheinbach

Fax: +49 (0) 2226 8715 58

E-mail: post@wavetech.de

9. Power of Attorney

The Investor will grant a power of attorney to effect the conversion according to section 4. The power of attorney is attached to this Agreement as Annex A.

10. Schlussbestimmungen

10.1 Die Kosten für die Erstellung, den Abschluss oder Umsetzung dieses Vertrages trägt WaveTech GmbH.

10.2. Der Inhalt dieses Vertrages ist von den Parteien vollständig vertraulich zu behandeln; er darf jedoch offengelegt werden gegenüber Angestellten, Investoren oder Beratern der jeweiligen Partei, die einer vergleichbaren Vertraulichkeitsverpflichtung gegenüber der jeweils anderen Partei unterliegen, oder gegenüber Steuer- und anderen Behörden, soweit dies rechtlich erforderlich ist.

10.3 Alle Vereinbarungen, die vor oder bei Vertragsschluss zwischen der WaveTech GmbH und dem Investor im Zusammenhang mit diesem Vertrag getroffen werden, sind in dem Vertrag schriftlich niedergelegt.

10. Final Clauses

10. 1The cost of the closing and realization of this Agreement shall be covered by WaveTech GmbH.

10.2 The contents of this Agreement shall be treated strictly confidential by all parties; the parties may, however, disclose them towards their employees, investors or advisors, who are bound by a comparable confidentiality obligation, as well as to tax and other authorities/government agencies if legally required.

10.3 All agreements made between WaveTech GmbH and the Investor in connection with this Agreement prior to or upon conclusion of the Agreement are set out in writing in the Agreement.

10.4 Falls eine Bestimmung dieses Vertrages ganz oder teilweise unwirksam oder nichtig ist oder wird, so wird dadurch die Wirksamkeit des Vertrages im Übrigen nicht berührt. Soweit die Bestimmungen nicht Vertragsbestandteil geworden oder unwirksam sind, richtet sich der Inhalt des Vertrags nach den gesetzlichen Vorschriften.	10.4 In case a provision of this Agreement is or becomes completely or partly ineffective or void, the validity of the remaining provisions shall not be affected thereby. Insofar as the provisions have not become part of the Agreement or are invalid, the content of the Agreement shall be governed by the statutory provisions.

10.5. Dieser Vertrag unterliegt deutschem Recht.	10.5 This Agreement is governed by German law.

10.6 Im Fall von Widersprüchen zwischen der englischen und deutschen Fassung dieses Vertrages hat die deutschsprachige Fassung Vorrang.	10.6 In case of discrepancies between the English and the German versions of this Agreement the German version shall prevail.

10.7 Dieser Vertrag wird in zwei Ausfertigungen unterzeichnet, eine für jede Vertragspartei.	10.7 This Agreement is signed in two counterparts, one for each party.

Place / Date 2022

Wave Tech GmbH

Dag Arild Valand Geschäftsführer/Managing Director	Signature Investor

Anlagen/Annex

Annex A: Vollmacht / Annex A: Power of Attorney